July 23, 2014

BY EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	KineMed, Inc. Registration Statement on Form S-1 (File No. 333-193236) Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), KineMed, Inc. (the “Company”) hereby applies for the withdrawal, effective immediately, of its Registration Statement on Form S-1 (File No. 333-193236), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), and the issuance of an order granting such withdrawal by the Securities and Exchange Commission (the “SEC”) as soon as reasonably practical. The Registration Statement was initially filed with the SEC on January 8, 2014.

The Company requests this withdrawal because it does not intend to pursue an initial public offering at this time. The Registration Statement was never declared effective and no securities have been or will be issued pursuant thereto. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please provide a copy of the order granting the withdrawal to Jon Layman of Hogan Lovells US LLP, the Company’s outside legal counsel, via facsimile at (650) 463-4199 or email at jon.layman@hoganlovells.com. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application, please do not hesitate to call Jon Layman of Hogan Lovells US LLP at (650) 463-4024. Thank you for your attention to this matter.

Sincerely,

KineMed, Inc.
By:	/s/ David M. Fineman
	Name:	David M. Fineman
	Title:	Chief Executive Officer

KineMed, Inc. • 5980 Horton Street, Suite 470 • Emeryville, CA 94608

Tel (510) 655-6525 • Fax (510) 655-6506 • www.kinemed.com